Brett Agnew Senior Vice President & Deputy General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew@sfgmembers.com

April 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mark Cowan, Esq.
Senior Counsel
Division of Investment Management –
Disclosure Review and Accounting Office

Re:    Midland National Life Insurance Company
Registration Statement on Form S-1
File No. 333-278058

Dear Mr. Cowan:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to Dodie Kent and Timothy Graves on March 26, 2024 with regard to the above-referenced initial Registration Statement on Form S-1, as well as additional comments provided on April 22, 2024. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.

The Contracts are registered on both Form S-1 (File No. 333-278058) and Form N-4 (File No. 333-255058) and share a single Form S-1/N-4 combined prospectus. Concurrently with this letter, we are filing (i) Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, reflecting the Company’s revisions in response to the Staff’s comments and any previously missing information, including financial statements and exhibits; (ii) written correspondence from the Company and the principal underwriter seeking effectiveness no later than May 1, 2024; and (iii) Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, to become effective May 1, 2024, which prospectus is identical to the prospectus included in Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1.

1.Comment: Please revise the descriptions of the Nasdaq-100 Max 30 Index and the Goldman Sachs DynaTrend Index to clarify why an investor might choose to invest in a Cycle Investment linked to the Index (e.g., how the Index is expected to perform in different market environments). In addition, please generally revise the disclosure in a manner consistent with plain English principles.

Response: The Company has revised the description of the Nasdaq-100 Max 30 Index to clarify why an investor might choose to invest in a Cycle Investment linked to the Index and to conform with plain English principles as requested by the Staff. The Company has decided not to include the Goldman Sachs DynaTrend Index at this time. Accordingly, all references to the Goldman
Sachs DynaTrend Index have been removed from the prospectus.

MidlandNational.com

Brett Agnew Senior Vice President & Deputy General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew@sfgmembers.com
2.Comment: Please consider moving the first sentence of the third paragraph to the top of the Goldman Sachs DynaTrend Index description.

Response: As noted in response to Comment #1, the Company has removed all references to the
Goldman Sachs DynaTrend Index from the prospectus.

3.Comment: In the second sentence of the third paragraph, please revise the language to clarify the time period that “steadily trending up” refers to (e.g., the short-term, the past 9 months, etc).

Response: As noted in response to Comment #1, the Company has removed all references to the
Goldman Sachs DynaTrend Index from the prospectus.

4.Comment: Please revise the third sentence of the third paragraph for clarity.

Response: As noted in response to Comment #1, the Company has removed all references to the
Goldman Sachs DynaTrend Index from the prospectus.

The Company thanks the staff for its thoughtful review of this filing. If you have any questions, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Very truly yours,

/s/ Brett Agnew
Brett L. Agnew
Senior Vice President and Deputy General Counsel

MidlandNational.com